FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

3 April 2017

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

On 31 March 2017, the following awards of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted under the HSBC Share Plan 2011. The Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 24 February 2017 of £6.5030.

Annual Incentive Awards

Awards of 2,538 immediately vested and 3,806 deferred Shares were made to Paulo Maia under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2016 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. Upon vesting, a six-month retention period applies.

889 of the immediately vested awards were sold in respect of Income Tax and Social Security liabilities at £6.5306 per share with 1,649 net shares vested.

The deferred Shares vest in five equal annual tranches commencing in March 2018.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Paulo Maia

2 - Reason for the notification
Position/status		Chief Executive, Latin America

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-31	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	6,344	£41,255.03
		Aggregated	£6.503	6,344	£41,255.03

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-31	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.53	889	£5,805.70
		Aggregated	£6.531	889	£5,805.70

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 03 April 2017